UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 29, 2019
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 26, 2019, regarding the Board of Directors’ resolution on Annual General Assembly.

EXPLANATORY NOTE

This amendment includes the Agenda of the Annual General Assembly Meeting, which was omitted from the original filing.

Istanbul, April 26, 2019

Announcement Regarding the Board of Directors’ Resolution on Annual General Assembly

Our Company’s Board of Directors has decided to call the Annual General Assembly Meeting of our Company pertaining to the year of 2018 to convene on May 31, 2019 at 10:00 am at the address of “Aydınevler Mahallesi, İnönü Caddesi, No:20/36, C Blok, Conference Hall, Küçükyalı Ofispark, 34854, Maltepe/İstanbul” and to discuss the attached agenda.

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.
AGENDA OF THE ANNUAL GENERAL ASSEMBLY MEETING
FOR 2018

1-	Opening and election of the Presidency Board;
2-	Authorizing the Presidency Board to sign the minutes of the meeting;
3-	Reading and discussion of the annual report of the Board of Directors relating to the fiscal year 2018;
4-	Reading the summary of the Independent Audit report relating to the fiscal year 2018;
5-
Reading, discussion and approval of the consolidated balance sheets and profits/loss statements prepared pursuant to the Turkish Commercial Code and Capital Markets Board relating to fiscal year 2018, separately;

6-	Discussion of and decision on the release of the Board Members individually from the activities and operations of the Company pertaining to the fiscal year 2018;
7-
Informing the General Assembly on the donation and contributions made in the fiscal year 2018; discussion of and decision on determination of donation limit to be made in the fiscal year 2019 between 01.01.2019 - 31.12.2019;

8-
Subject to the approval of the Ministry of Trade and Capital Markets Board; discussion of and decision on the amendment of Articles 3, 4, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 21, 24, 25 and 26 of the Articles of Association of the Company;

9-
Due to the vacancies in the Board of Directors, submission of the election of board members, who were elected as per Article 363 of the Turkish Commercial Code, to the approval of General Approval by the Board of Directors; discussion of and decision on the election for board memberships in accordance with related legislation and determination of term of office;

10-	Determination of the remuneration of the Board Members;
11-
Discussion of and approval of the election of the independent audit firm appointed by the Board of Directors pursuant to Turkish Commercial Code and the capital markets legislation for auditing of the accounts and financials of the year 2019;

12-	Discussion of and decision on the distribution of dividend as well as on the dividend distribution date for the fiscal year 2018;
13-
Decision permitting the Board Members to, directly or on behalf of others, be active in areas falling within or outside the scope of the Company's operations and to participate in companies operating in the same business and to perform other acts in compliance with Articles 395 and 396 of the Turkish Commercial Code;

14-
Informing the shareholders regarding the guarantees, pledges and mortgages provided by the Company to third parties or the derived income thereof, in accordance with the Capital Markets Board regulations;

15-	Closing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 29, 2019	By:	/s/ Zeynel Korhan Bilek
		Name:	Zeynel Korhan Bilek
		Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 29, 2019	By:	/s/ Osman Yilmaz
		Name:	Osman Yilmaz
		Title:	Chief Financial Officer